SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from _______to______

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



                    B. Name of issuer of the securities held
                   pursuant to the plan and the address of its
                           principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                    FORM 11-K
                                DECEMBER 31, 1997



                                TABLE OF CONTENTS
                                                                                                             Page No.

Exhibit                                                                                                            3

Report of Independent Public Accountants                                                                           4

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1997                                                                                               5

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1996                                                                                               7

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the Year Ended December 31, 1997                                                                            9

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the Year Ended December 31, 1996                                                                            11

Notes to Financial Statements and Schedules                                                                        13

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes--
   December 31, 1997                                                                                               20

Schedule II - Item 27d - Schedule of Reportable Transactions--for the Year Ended
   December 31, 1997                                                                                               24

Signature                                                                                                          25


                                     EXHIBIT


   A   -      Amended and Restated Plan Document for The Southern Company
              Employee Savings Plan effective July 3, 1995 and Fifth and Sixth
              Amendment thereto. (Designated in Form 10-K for the year ended
              December 31, 1995, File No. 1-3526 as Exhibit 10(a) 63.)

   B     -    Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Savings Plan Committee of
The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP



Atlanta, Georgia
May 15, 1998




Item 1.
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                                                                                      Page 1 of 2


                                                                               Fund Information (Notes 1 and 2)
                                                          -------------------------------------------------------------------------
                                                                               Participant Directed Portion
                                                          -------------------------------------------------------------------------
                                                          Retirement
                                                         Preservation   Fully Managed    Equity Index    Core Fixed   Special Value
                                            Total            Fund           Fund            Fund        Income Fund       Fund
ASSETS:                                --------------   --------------   ------------     -----------   ------------- -------------
Investments, at fair value
     (Schedule I and Notes 2 and 3):
   Temporary investments               $    9,981,982 $     164,624    $  6,944,128    $     307,172     $  291,906   $          -
   Treasury securities                     19,529,875             -      17,882,095                -      1,647,780              -
   U. S. government agency securities       1,663,080             -               -                -      1,663,080              -
   Corporate bonds                         37,496,238             -      36,370,845                -      1,125,393              -
   Corporate medium term notes              5,536,865                     5,037,100                         499,765
   Common stock--excluding common
      stock of The Southern Company       106,390,825             -     106,390,825                -              -
   Common stock--The Southern Company   1,511,836,233             -               -                -              -              -
   Common/collective trusts               313,913,862   109,478,814               -      204,435,048              -              -
   Registered investment companies         93,225,307             -               -                -              -     47,823,705
   Loans due from participants             81,231,536             -               -                -              -              -
                                       -------------- -------------    ------------    -------------    -----------   ------------
         Total investments              2,180,805,803   109,643,438     172,624,993      204,742,220      5,227,924     47,823,705
                                       -------------- -------------    ------------    -------------    -----------   ------------

Receivables:
   Company contributions                    1,731,041            -                -                -              -              -
   Participant contributions                3,001,813      216,139          352,574          595,353         16,297        193,892
   Interest and dividends                   1,268,549            -        1,268,549                -              -              -
   Receivable for securities sold           8,788,989      367,623          395,849          560,358         22,144        180,693
                                       -------------- ------------     ------------     ------------     ----------    -----------
         Total receivables                 14,790,392      583,762        2,016,972        1,155,711         38,441        374,585
                                       -------------- ------------     ------------     ------------     ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS      $2,195,596,195 $110,227,200     $174,641,965     $205,897,931     $5,266,365    $48,198,290
                                       ============== ============     ============     ============     ==========    ===========

         The accompanying notes are an integral part of this statement.



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997


                                                                                                                      Page 2 of 2


                                                                         Fund Information (Notes 1 and 2)
                                                ------------------------------------------------------------------------------
                                                                                                              Non-Participant
                                                               Participant Directed Portion                   Directed Portion
                                                ------------------------------------------------------------  ----------------





                                                  Global        International     Participants'   The Southern Company Stock
                                              Allocation Fund   Equity Fund        Loan Fund               Fund
                                              ---------------  ------------       ------------    -------------------------
ASSETS:
Investments, at fair value (Schedule I and
        Notes 2 and 3):
     Temporary investments                     $         -   $         -      $         -    $   1,042,308      $  1,231,844
     Treasury securities                                 -             -                -                -                 -
     U. S. government agency securities                  -             -                -                -                 -
     Corporate bonds                                     -             -                -                -                 -
     Corporate medium term notes                         -             -                -                -                 -
     Common stock--excluding common
        stock of The Southern Company                    -             -                -                -                 -
     Common stock--The Southern Company                  -             -                -      692,357,490       819,478,743
     Common/collective trusts                            -             -                -                -                 -
     Registered investment companies            38,382,882     7,018,720                -                -                 -
     Loans due from participants                         -             -       81,231,536                -                 -
                                               -----------    ----------      -----------     ------------      ------------
           Total investments                    38,382,882     7,018,720       81,231,536      693,399,798       820,710,587
                                               -----------    ----------      -----------     ------------      ------------

Receivables:
     Company contributions                               -             -                -                -         1,731,041
     Participant contributions                     163,249        37,952                -        1,426,357                 -
     Interest and dividends                              -             -                -                -                 -
     Receivable for securities sold                139,566        29,383                -        7,093,373                 -
                                               -----------    ----------      -----------     ------------      ------------
           Total receivables                       302,815        67,335                -        8,519,730         1,731,041
                                               -----------    ----------      -----------     ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS              $38,685,697    $7,086,055      $81,231,536     $701,919,528      $822,441,628
                                               ===========    ==========      ===========     ============      ============

         The accompanying notes are an integral part of this statement.

                                       6

Item 1.
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                                                                        Page 1 of 2


                                                                          Fund Information (Notes 1 and 2)
                                                             ---------------------------------------------------------------------
                                                                          Participant Directed Portion
                                                             ---------------------------------------------------------------------
                                                              Retirement
                                                            Preservation   Fully Managed   Equity Index   Core Fixed  Special Value
                                                Total           Fund             Fund          Fund      Income Fund       Fund
                                                -----        ------------   ------------    -----------  -------------  -----------
ASSETS:
Investments, at fair value
       (Schedule I and Notes 2 and 3):
     Temporary investments                $   10,115,361    $    277,437   $  6,671,270    $  2,408,217    $  686,872   $         -
     Treasury securities                      14,705,317               -     13,099,220               -     1,606,097             -
     U.S. government agency securities         3,233,429               -      1,953,740               -     1,279,689
     Corporate bonds                          42,247,646               -     41,764,326               -       483,320             -
     Corporate medium term notes               7,867,880               -      7,867,880               -             -             -
     Common stock--excluding common
        stock of The Southern Company         77,382,575               -     77,382,575               -             -             -
     Common stock--The Southern Company    1,502,343,127               -              -               -             -             -
     Common/collective trusts                230,730,754     106,339,384              -     124,391,370             -             -
     Registered investment companies          42,834,688               -              -               -             -    18,964,289
     Loans due from participants              85,694,959               -              -               -             -             -
                                          --------------    ------------   ------------    ------------    ----------   -----------
           Total investments               2,017,155,736     106,616,821    148,739,011     126,799,587     4,055,978    18,964,289
                                          --------------    ------------   ------------    ------------    ----------   -----------

Receivables:
     Company contributions                     1,719,106               -              -               -             -             -
     Participant contributions                 2,910,385         226,833        330,785         419,135        12,577        87,057
     Interest and dividends                    1,246,663               -      1,246,663               -             -             -
     Receivable for securities sold            3,883,182         161,262        109,654         185,040        11,048        35,214
                                          --------------    ------------   ------------    ------------    ----------   -----------
           Total receivables                   9,759,336         388,095      1,687,102         604,175        23,625       122,271
                                          --------------    ------------   ------------    ------------    ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS         $2,026,915,072    $107,004,916   $150,426,113    $127,403,762    $4,079,603   $19,086,560
                                          ==============    ============   ============    ============    ==========   ===========


         The accompanying notes are an integral part of this statement.

                                       7



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                                                      Page 2 of 2


                                                                     Fund Information (Notes  1 and 2)
                                             --------------------------------------------------------------------------------
                                                                                                             Non-Participant
                                                             Participant Directed Portion                    Directed Portion

                                                Global        International   Participants'     The Southern Company Stock
                                            Allocation Fund   Equity Fund      Loan Fund                     Fund
                                            ---------------   -----------    -------------     ---------------------------
ASSETS:
Investments, at fair value (Schedule I
         and Notes 2 and 3):
     Temporary investments                   $         -       $         -    $         -       $     58,704      $     12,861
     Treasury securities                               -                 -              -                  -                 -
     U.S. government agency securities                 -                 -              -                  -                 -
     Corporate bonds                                   -                 -              -                  -                 -
     Corporate medium term notes                       -                 -              -                  -                 -
     Common stock--excluding common
        stock of The Southern Company                  -                 -              -                  -                 -
     Common stock--The Southern Company                -                 -              -        701,330,711       801,012,416
     Common/collective trusts                          -                 -              -                  -                 -
     Registered investment companies          19,536,790         4,333,609              -                  -                 -
     Loans due from participants                       -                 -     85,694,959                  -                 -
                                             -----------        ----------    -----------       ------------      ------------
           Total investments                  19,536,790         4,333,609     85,694,959        701,389,415       801,025,277
                                             -----------        ----------    -----------       ------------      ------------

Receivables:
     Company contributions                             -                 -              -                  -         1,719,106
     Participant contributions                    89,522            23,465              -          1,721,011                 -
     Interest and dividends                            -                 -              -                  -                 -
     Receivable for securities sold               29,082             3,915              -          3,347,967                 -
                                             -----------        ----------    -----------       ------------      ------------
           Total receivables                     118,604            27,380              -          5,068,978         1,719,106
                                             -----------        ----------    -----------       ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS            $19,655,394        $4,360,989    $85,694,959       $706,458,393      $802,744,383
                                             ===========        ==========    ===========       ============      ============

         The accompanying notes are an integral part of this statement.




Item 2.
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                                                                      Page 1 of 2


                                                                                 Fund Information (Notes 1 and 2)
                                                                -------------------------------------------------------------------
                                                                                 Participant Directed Portion
                                                                -------------------------------------------------------------------
                                                        Retirement
                                                        Preservation   Fully Managed    Equity Index    Core Fixed    Special Value
                                            Total          Fund            Fund             Fund        Income Fund        Fund
                                          ----------   --------------  -------------    ------------   -----------    -------------

INVESTMENT INCOME:
     Interest and dividends          $  107,745,109  $   7,188,695    $    574,555     $    599,528    $   11,369     $ 4,933,123
     Net appreciation in
     fair value of investments
        (Note 3)                        260,049,503              -      31,139,378       45,400,942       355,914         289,801
                                     --------------  -------------    ------------     ------------    -----------    -----------

NET INVESTMENT INCOME                   367,794,612      7,188,695      31,713,933       46,000,470       367,283       5,222,924

CONTRIBUTIONS (Note 4):
     Participants'                       72,779,366      5,477,299       8,431,864       13,158,594       341,272       3,592,322
     Company                             42,437,774              -               -                -             -               -

DISTRIBUTIONS TO PARTICIPANTS          (314,330,629)   (18,996,986)    (18,280,960)     (16,850,548)   (1,095,376)     (3,193,016)

NEW LOANS ISSUED                                  -     (2,171,537)     (3,015,448)      (2,549,448)      (88,642)       (551,166)

LOAN PRINCIPAL PAYMENTS                           -      2,086,018       3,138,844        4,051,061        83,474         991,600

NET INTERFUND TRANSFERS                           -      9,638,795       2,227,619       34,684,040     1,578,751      23,049,066
                                     --------------  -------------    ------------      -----------    ----------     -----------

CHANGE IN NET ASSETS AVAILABLE
     FOR BENEFITS DURING YEAR           168,681,123      3,222,284      24,215,852       78,494,169     1,186,762      29,111,730

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1996    2,026,915,072    107,004,916     150,426,113      127,403,762     4,079,603      19,086,560
                                     --------------  -------------    ------------     ------------    ----------     -----------

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1997   $2,195,596,195  $ 110,227,200    $174,641,965     $205,897,931    $5,266,365     $48,198,290
                                     ==============  =============    =============    ============    ==========     ===========


         The accompanying notes are an integral part of this statement.



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                                                                       Page 2 of 2


                                                                    Fund Information (Notes 1 and 2)
                                           ------------------------------------------------------------------------------------
                                                                                                               Non-Participant
                                                                    Participant Directed Portion               Directed Portion
                                           -----------------------------------------------------------------  ----------------

                                           Global Allocation  International    Participants'         The Southern Company
                                                 Fund         Equity Fund      Loan Fund                  Stock Fund
                                           ----------------   ------------     -----------        -----------------------------
INVESTMENT INCOME:
     Interest and dividends                   $ 4,864,194      $1,379,836      $5,699,245         $38,290,925     $ 44,203,639
     Net appreciation (depreciation)
     in fair value of investments (Note 3)     (1,974,556)     (2,016,055)              -          85,591,931      101,262,148
                                              -----------      -----------     ----------         -----------     ------------

NET INVESTMENT INCOME                           2,889,638        (636,219)      5,699,245         123,882,856      145,465,787

CONTRIBUTIONS (Note 4):
     Participants'                              3,418,738         806,696               -          37,552,581                -
     Company                                            -               -               -                   -       42,437,774

DISTRIBUTIONS TO PARTICIPANTS                  (2,630,303)       (659,686)     (2,415,038)        (83,270,802)    (166,937,914)

NEW LOANS ISSUED                                 (601,081)       (125,628)     30,603,076         (21,500,126)               -

LOAN PRINCIPAL PAYMENTS                         1,046,592         210,911     (32,650,681)         21,042,181                -

NET INTERFUND TRANSFERS                        14,906,719       3,128,992      (5,700,025)        (82,245,555)      (1,268,402)
                                              -----------      ----------     -----------        ------------     ------------

CHANGE IN NET ASSETS AVAILABLE
     FOR BENEFITS DURING YEAR                  19,030,303       2,725,066      (4,463,423)         (4,538,865)      19,697,245

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1996             19,655,394       4,360,989      85,694,959         706,458,393      802,744,383
                                              -----------      ----------     -----------        ------------     ------------

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1997            $38,685,697      $7,086,055     $81,231,536        $701,919,528     $822,441,628
                                              ===========      ==========     ===========        ============     ============


         The accompanying notes are an integral part of this statement.



Item 2.
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                               Page 1 of 2


                                                                             Fund Information (Notes 1and 2)
                                                           -----------------------------------------------------------------------
                                                                             Participant Directed Portion
                                                           -----------------------------------------------------------------------
                                                            Retirement
                                                            Preservation   Fully Managed   Equity Index  Core Fixed      Special
                                                Total       Fund               Fund             Fund     Income Fund   Value Fund
                                          --------------   -------------   -------------   ------------- -----------   -----------
INVESTMENT INCOME:
     Interest and dividends               $  105,260,838   $  7,085,768    $    291,406   $    234,951    $   4,468    $ 2,632,231
     Net appreciation (depreciation) in
     fair value of investments (Note 3)     (116,244,094)             -      18,576,678     22,053,603       88,311         22,976
                                          ---------------  ------------    ------------   ------------    ---------    -----------

NET INVESTMENT INCOME                        (10,983,256)     7,085,768      18,868,084     22,288,554       92,779      2,655,207

CONTRIBUTIONS (Note 4):
     Participants'                            71,430,176      5,747,851       8,570,923      9,653,318      289,135      1,505,934
     Company                                  42,936,464              -               -              -            -              -

DISTRIBUTIONS TO PARTICIPANTS               (199,351,700)   (17,762,715)     (8,747,135)    (5,254,057)     329,533       (451,513)

NEW LOANS ISSUED                                       -     (2,690,770)     (3,248,513)    (2,359,668)     (49,814)      (292,552)

LOAN PRINCIPAL PAYMENTS                                -      2,142,700       3,188,427      3,285,699       73,765        398,488

NET INTERFUND TRANSFERS                                -      3,526,540      (7,946,579)    10,010,140    1,666,482      9,963,061
                                          --------------   ------------    -------------  ------------    ---------    -----------

CHANGE IN NET ASSETS AVAILABLE
     FOR BENEFITS DURING YEAR                (95,968,316)    (1,950,626)     10,685,207     37,623,986    2,401,880     13,778,625

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1995         2,122,883,388    108,955,542     139,740,906     89,779,776    1,677,723      5,307,935
                                          --------------   ------------    ------------   ------------    ---------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1996        $2,026,915,072   $107,004,916    $150,426,113   $127,403,762   $4,079,603    $19,086,560
                                          ==============   ============    ============   ============   ==========    ===========

        The accompanying notes are an integral part of this statement.



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                             Page 2 of 2


                                                                                    Fund Information (Notes 1 and 2)
                                             -------------------------------------------------------------------------------------
                                                                                                                    Non-Participant
                                                                      Participant Directed Portion                 Directed Portion
                                             ------------------------------------------------------------------    ----------------
                                             Global Allocation       International    Participants'      The Southern Company
                                                  Fund              Equity Fund       Loan Fund               Stock Fund
                                             -----------------      -------------    ------------   -------------------------------
INVESTMENT INCOME:
     Interest and dividends                    $1,725,447            $   209,558     $ 6,092,198    $ 43,200,739    $  43,784,072
     Net appreciation (depreciation)
     in fair value of investments (Note 3)        152,486                (29,812)              -     (84,347,604)     (72,760,732)
                                              -----------            -----------     -----------    ------------     ------------

NET INVESTMENT INCOME                           1,877,933                179,746       6,092,198     (41,146,865)     (28,976,660)

CONTRIBUTIONS (Note 4):
     Participants'                              1,513,525                471,863               -      43,677,627                -
     Company                                            -                      -               -               -       42,936,464

DISTRIBUTIONS TO PARTICIPANTS                    (574,988)               (25,913)     (2,825,140)    (47,101,754)    (116,938,018)

NEW LOANS ISSUED                                 (292,433)              (100,043)     34,751,106     (25,717,313)               -

LOAN PRINCIPAL PAYMENTS                           452,153                144,379     (33,072,657)     23,387,046                -

NET INTERFUND TRANSFERS                        11,433,481              1,969,905      (6,106,467)    (27,139,923)       2,623,360
                                              -----------             ----------     -----------    ------------     ------------

CHANGE IN NET ASSETS AVAILABLE
     FOR BENEFITS DURING YEAR                  14,409,671              2,639,937      (1,160,960)    (74,041,182)    (100,354,854)

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1995              5,245,723              1,721,052      86,855,919     780,499,575      903,099,237
                                              -----------             ----------     -----------    ------------     ------------

NET ASSETS AVAILABLE FOR
     BENEFITS AT DECEMBER 31, 1996            $19,655,394             $4,360,989     $85,694,959    $706,458,393     $802,744,383
                                              ===========             ==========     ===========    ============     ============


         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 and 1996


1.   Description of the Plan:

The following is a brief description of The Southern Company Employee Savings Plan (the "Plan"), and the administration thereof and is provided for general information purposes only. The Plan includes employees, certain former employees, and retirees of ten subsidiaries of The Southern Company: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Services, Inc., Southern Company Energy Solutions, Inc., Southern Energy, Inc., and Southern Nuclear Operating Company, Inc. (the "Employing Companies"). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

     The original Plan, effective March 1, 1976, is a defined contribution plan established by The Southern Company System (the "Company") for the primary purposes of creating added employee interest in the affairs of the Company and supplementing retirement and death benefits of employees. Under the Plan, amounts deducted from the compensation or deferred from compensation by an employee (a "Participant") are contributed to the Plan on the Participant's behalf and are supplemented by contributions of the Employing Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The responsibility for operation and administration of the Plan is vested in The Southern Company Employee Savings Plan Committee (the "Committee"), which consists of the individuals serving in the positions of Director, System Compensation and Benefits of The Southern Company; Vice-President, Human Resources of The Southern Company; and Comptroller of The Southern Company or any other position or positions that succeed to the duties of the foregoing positions. However, the Plan allows a Participant to exercise control over the assets in his account, with the exception of The Southern Company matching contributions, and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Regulation 2550.404(c)-1. The board of directors of Southern Company Services, Inc. (the "Board") has appointed a trustee for the Plan and has appointed outside investment managers to manage the portfolio and investment options in which a Participant may invest his account. The Board has the responsibility of appointing and removing the trustee. The trustee is authorized to purchase and sell securities subject to the funding policy provided by the Pension Fund Investment Review Committee of the Company.

     The trustee and recordkeeping functions of the Plan are performed by Merrill Lynch Trust Company of Florida (the "Trustee") and Merrill Lynch, Pierce, Fenner & Smith, Inc. (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances and, under the direction of the Committee, for distributions from Participants' accounts.

Participation
Generally, all regular employees of the Employing Companies are eligible to participate in the Plan provided that they have completed at least one year of service. This eligibility requirement complies with the provisions of the Internal Revenue Code of 1986 (the "Code") and ERISA, as amended.

     Subject to the limitations of the Code, a Participant may contribute into his investment fund any whole percentage which is not less than 1% nor more than 16% of his compensation, as defined in the Plan ("Voluntary Participant Contribution"). In addition, a Participant may elect to have his compensation, as defined in the Plan, reduced by a whole percentage which is not less than 1% nor more than 16% of his compensation, such amount to be contributed on his behalf to his account under the Plan ("Elective Employer Contribution"). A Participant may not contribute or have contributed on his behalf in total more than 16% of his compensation as defined in the Plan. Participants may invest in one or more of the investment funds, provided such investments are made in 1% increments totaling, but not exceeding 100%.

     A Participant may prospectively change the percentage of his compensation that he has authorized as the Elective Employer Contribution to be made on his behalf or his Voluntary Participant Contribution to another permissible percentage in accordance with procedures established by the Committee. Such election shall be effective as soon as practicable after it is made.

     The Employing Companies currently contribute on behalf of each of the Participants in their employ an amount equal to 75% of (a) the Elective Employer Contribution made on a Participant's behalf plus (b) his Voluntary Participant Contribution to the extent such contributions, when combined, do not exceed 6% of his compensation, as defined in the Plan ("Employer Matching Contribution"). All Employer Matching Contributions are invested in The Southern Company Stock Fund.

      Elective Employer Contributions for Participants who are defined as "highly compensated employees" under Section 414(q) of the Code are subject to additional limitations designed to prohibit discrimination in favor of the "highly compensated employees." Certain limitations also apply to Voluntary Participant Contributions and Employer Matching Contributions allocated to highly compensated employees.

Loans to Participants
Plan Participants also have the right to borrow a portion of their account balances under the terms of the Plan. Under the terms of the Plan, all loans are considered to be earmarked investments of the Participant's account and any repayment of principal and interest is reinvested in accordance with the Participant's investment direction in effect on the date of such repayments.

     The Committee may direct the Trustee to make a loan or loans from the Plan to any Participant subject to certain limitations. All loans bear a rate of interest which remains fixed over the term of the loan and may be secured only by a Participant's account balance. The repayment of such loans is made through payroll deductions.

Account Distributions
Upon separation from service with the Company, the total value of a Participant's account will be available to him or his beneficiary in the event of his death. At retirement, a Participant may elect a lump-sum payment or up to 20 annual installments, provided he does not extend installments beyond his life expectancy. Under certain conditions of financial emergency, the Committee may accelerate the payment time of a portion or all of the remaining installments. However, a Participant may also elect to leave all of his funds in the Plan until mandatory distributions begin at age 70 1/2. Distributions made because of disability, death, or termination of employment are made only as single lump-sum distributions. Upon termination of employment for any reason, the value of a Participant's account will be distributed to him in a single lump sum as soon as practical if one of the following occurs:

    * The vested amount in the account is not more than $3,500; or The
    * Participant elects to receive a distribution of his account.

      If the value of the account is greater than $3,500, the Participant may defer the distribution of his account until not later than April 1 of the calendar year following the calendar year in which he reaches age 70 1/2.

      If the distribution is being made after a Participant's death and he has not named a beneficiary or if that beneficiary has predeceased him, his account will be distributed, in preferential order to the following:

    * His surviving spouse,
    * His surviving children (equally),
    * His surviving parents (equally),
    * His surviving brothers and sisters (equally), or
    * His executors or administrators.

      If the Participant has been married for at least one year, his beneficiary will be his spouse, unless his spouse consents in writing not to be his beneficiary and such written consent is witnessed by a notary public.

      The Plan allows Participants to make routine withdrawals from their accounts in the following order: after-tax contributions, earnings from after-tax contributions, and up to 50 % of employer matching funds. This type of withdrawal does not require any hardship qualification. In order to withdraw before-tax contributions, the participant must establish that a hardship situation exists. The Committee will determine if a withdrawal is for immediate and heavy financial need. Early withdrawals can be made for hardship cases, such as pending eviction from a principal residence, certain medical expenses, college tuition, or the down payment on the Participant's principal residence.

Rollovers from Other Plans
An eligible employee who is hired or rehired on or after April 1, 1997 and has received a distribution of his interest in a qualified Retirement Plan of a former employer may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan.

Vesting
Participants are immediately vested in their Elective Employer Contributions, Voluntary Participant Contributions, and Employer Matching Contributions, plus actual earnings thereon.

Participants
As of December 31, 1997 and 1996, participants in the Plan totaled 23,349 and 24,499, respectively.

Participants' Accounts
Individual accounts are maintained for each of the Plan's Participants to reflect the particular Participant's contributions and related employer contributions, as well as the Participant's share of the Plan's income and any related administrative expenses.

      Participants accounts are valued daily based on the number of units assigned to their accounts and the unit value of the fund. At December 31, 1997 and 1996, 189,002,224 and 190,142,610 units were assigned to The Plan's Participants, respectively. Unit values for each investment fund were as follows at December 31, 1997 and 1996:
                                                             1997        1996
                                                           ------       -----
                      Retirement Preservation Fund         $ 1.00       $1.00
                      Fully Managed Fund                    15.26       12.53
                      Equity Index Fund                     66.42       49.80
                      Core Fixed Income Fund                11.61       10.64
                      Special Value Fund                    19.53       17.83
                      Global Allocation Fund                14.14       14.55
                      International Equity Fund              8.71       11.33
                      The Southern Company Stock Fund       25.88       22.63

Plan Termination
Although the Company has not expressed any intent to terminate the Plan, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each Participant's fully vested account balance shall be distributed to the Participant in a non-discriminatory manner as soon as practicable after such termination.

2.    Investment Options:

The Plan offers eight investment options. Participants may direct their investments into one or more of the following funds: (1) Retirement Preservation Fund investing in a common/collective trust which invests primarily in a broadly diversified portfolio of guaranteed investments contracts and in U.S. government securities, (2) Fully Managed Fund investing in stocks, bonds, and cash equivalents, (3) Equity Index Fund investing in a common/collective trust which invests seeking to approximate the total return of the Standard & Poor's 500 Composite Stock Index, (4) Core Fixed Income Fund investing in all sectors of the U.S. domestic bond market, (5) Special Value Fund investing in a mutual fund which invests seeking long-term growth of capital by investing in a diversified portfolio of securities, (6) Global Allocation Fund investing in a mutual fund which invests seeking high return from a global portfolio of U.S. and foreign stocks and bonds and cash equivalents, (7) International Equity Fund investing in a mutual fund which invests seeking capital appreciation through investment in a diversified portfolio of primarily equity securities of issuers located in countries other than the United States, and (8) The Southern Company Stock Fund investing in common stock of The Southern Company. The Company match will continue to be non-participant directed and will be invested in The Southern Company Stock Fund. Investment management and administrative fees for the funds listed as items (1), (2), (3), and (8) above and certain other plan and trust expenses are paid by the Employing Companies. Investment management and administrative fees for the funds listed as items (4), (5), (6), and (7) above are paid from the particular investment fund to which they relate. The Plan's brokerage fees are included in the cost of the investments or netted against the sales proceeds. The objectives of the respective funds are not necessarily an indicator of actual performance. Investments in common/collective trusts are stated at the fair value of the underlying assets held by the fund except for benefit-responsive investment contracts included in the Retirement Preservation Fund, which are carried at contract value (cost plus accrued interest).

3.   Accounting Policies:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investments
Investments are stated at fair value as determined by the trustee from quoted market price information. The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and the cost of investments bought during the year and the net difference between market value and the beginning of the year market value of assets held, sold, or distributed.

     The fair market values of individual assets which represent 5% or more of the plan's net assets as of December 31, 1997 and 1996 are as follows:

                                                            1997                           1996
                                                        --------------                 --------------
     The Southern Company common stock                  $1,511,836,233                 $1,502,343,127
     Merrill Lynch Retirement Preservation Trust           109,684,482                    106,339,384
     Merrill Lynch Equity Index Trust                      204,435,048                    124,391,370

4.   Contributions:

Contributions to the Plan by the Employing Companies and their respective Participants for the years ended December 31, 1997 and 1996 are set forth below:


                                                                                        1997 Contributions
                                                                 -------------------------------------------------------
                                                                      Company           Participant             Total
                                                                      --------          -----------             -----
  Alabama Power Company ......................................       $9,819,639          $16,802,602         $26,622,241
  Georgia Power Company.......................................       13,822,357           23,389,950          37,212,307
  Gulf Power Company..........................................        1,963,570            3,667,775           5,631,345
  Mississippi Power Company...................................        2,148,123            3,787,727           5,935,850
  Savannah Electric and Power Company.........................          854,166            1,511,540           2,365,706
  Southern Communications Services, Inc.......................          171,446              300,335             471,781
  Southern Company Services, Inc..............................        6,722,755           11,307,889          18,030,644
  Southern Company Energy Solutions...........................          127,169              223,935             351,104
  Southern Energy, Inc........................................          793,732            1,327,559           2,121,291
  Southern Nuclear Operating Company, Inc.....................        6,014,817           10,460,054          16,474,871
                                                                    -----------          -----------        ------------
                                                                    $42,437,774          $72,799,366        $115,217,140
                                                                    ===========          ===========        ============






                                                                                        1996 Contributions
                                                                   -----------------------------------------------------
                                                                      Company              Participant         Total
                                                                      -------              -----------         ------

  Alabama Power Company ......................................      $10,483,735          $17,604,696         $28,088,431
  Georgia Power Company.......................................       17,664,640           29,145,709          46,810,349
  Gulf Power Company..........................................        2,020,358            3,723,025           5,743,383
  Mississippi Power Company...................................        2,140,153            3,674,250           5,814,403
  Savannah Electric and Power Company.........................          859,142            1,462,143           2,321,285
  Southern Communications Services, Inc.......................          111,278              179,365             290,643
  Southern Company Services, Inc..............................        6,307,797           10,131,143          16,438,940
  Southern Development and Investment Group, Inc..............          104,139              178,261             282,400
  Southern Electric International, Inc........................          656,252            1,086,201           1,742,453
  Southern Nuclear Operating Company, Inc.....................        2,588,970            4,245,383           6,834,343
                                                                    -----------          -----------        ------------
                                                                    $42,936,464          $71,430,176        $114,366,630
                                                                    ===========          ===========        ============

5.   Tax Status:

The Plan received a determination letter dated June 10, 1996 from the Internal Revenue Service which states that the Plan, as amended through March 4, 1996, is in compliance with Section 401(a) and applicable subsections of Section 410(b) of the Code as of that date. The Plan has been amended since that date. However, in the opinion of the Company's management, the Plan is currently operating in compliance with applicable provisions of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996; accordingly, no provision for income taxes has been made in the accompanying financial statements.

      Employer contributions and income of the Plan are not taxable to Participants until withdrawals or distributions are made.

6.   Reconciliation to the Form 5500:

As of December 31, 1997 and 1996, the Plan had approximately $11,273,560 and $9,636,241, respectively, of pending distributions to Participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for benefits for the years ended December 31, 1997 and 1996 per the financial statements to the Form 5500 to be filed by the Company:

                                                                     Net Assets Available
                                                                       for Benefits
                                   Benefits      Distributions      ----------------------
                                   Payable      to Participants     1997             1996
                                  -------      -----------------    ----             ----

Per financial statements      $         -       $314,330,629     $2,195,596,195    $2,026,915,072

Accrued benefit payments       11,273,560         11,273,560        (11,273,560)       (9,636,241)

Reversal of 1996 accrual
  for benefit payments                  -         (9,636,241)                 -                 -
                              -----------       ------------     --------------    --------------

Per Form 5500                 $11,273,560       $315,967,948     $2,184,322,635    $2,017,278,831
                              ===========       ============     ==============    ==============


7.    Subsequent Events:

Effective January 1, 1998, the Plan was amended to allow certain active Participants to diversify a portion of their Employer Matching Contribution account that is invested in Southern Company stock. Any active Participant may elect at any time on or after the fifth anniversary of the enrollment date on which he first became a Participant in this Plan to transfer a portion of the amount credited to his Employer Matching Contribution account into any of the other investment funds within the Plan. The only exception is that the election may not exceed 50% of the amount of common stock in the Employer Matching Contribution account at the time the election is made.

Effective August 3, 1998, the Plan will add ten other investment funds, and four pre-mixed GoalManager Model Portfolios. The ten investment funds are: The Seligman High Yield Bond Fund, MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Merrill Lynch Growth Fund, Davis Real Estate Fund, Davis New York Venture Fund, Franklin Small Cap Growth Fund, GAM Global Fund, GAM International Fund, and Loomis Sayles Small Cap Value Fund. The GoalManager Model Portfolios will consist of conservative, moderate, moderate aggressive, and aggressive investment options. Participants will be allowed to choose one GoalManager Model Portfolio in addition to the other investment options in the Plan.

Additionally, Merrill Lynch Core Fixed Income and International Equity Funds will be removed from the Plan's investment options and replaced by PIMCo Total Return Fund and Hotchkis and Wiley International Fund. Prior to August 3, 1998, Participants may transfer their balances from Merrill Lynch Core Fixed Income and Merrill Lynch International Equity Fund to any of the remaining investment options. If participants do not elect to transfer their balance from Merrill Lynch Core Fixed Income and Merrill Lynch International Equity Fund to any of the remaining investment options, those balances will automatically be directed to PIMCo Total Return Fund and Hotchkis and Wiley International Fund, respectively.

                                                                                                              Schedule I
                                                                                                              Page 1 of 4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                             Description of Investment Including Maturity Date,
        Identity of Issuer, Borrower        Rate of Interest, Collateral, Par or Maturity Value,
(a)(b)  Lessor, or Similar Party       (c)               Number of Shares                               (d)Cost    (e)Current Value
        -------------------------           ------------------------------------------------             -----        -------------
        RETIREMENT PRESERVATION FUND:
        Temporary Investment:
 *       Merrill Lynch Trust Company,
         Merrill Lynch
         CMA Money Fund                      par $1       164,624 shares                               $   164,624  $     164,624
        Common/Collective Trust:
 *       Merrill Lynch Trust Company,
         Merrill Lynch
         Retirement Preservation Trust Fund  par $1    109,478,814 shares                              109,478,814    109,478,814
                                                                                                     -------------    -----------
        Total Retirement Preservation Fund                                                             109,643,438    109,643,438
                                                                                                     --------------   -----------

        FULLY MANAGED FUND:
        Temporary Investment:
*          Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                    par $1      6,944,128 shares                               6,944,128      6,944,128
                                                                                                     ------------   ------------
        Treasury Securities:
         United States Treasury Note             AAA, 6.250%, due 02/28/02                                997,656      1,018,280
         United States Treasury Note             AAA, 5.750%, due 08/15/03                             11,648,855     12,007,440
         United States Treasury Note             AAA, 6.50%, due 05/15/05                               1,481,016      1,483,125

         United States Treasury Bond             AAA, 6.250%, due 08/15/23                              3,047,500      3,373,250
                                                                                                     ------------   ------------
        Treasury Securities                                                                            17,175,027     17,882,095
                                                                                                     ------------   ------------
        Corporate Bonds:
         Anardarko Petroleum Corp Notes          5.875%, due 10/15/03                                   3,800,360      3,901,000
         Argentina-Republic Global Notes         BB-, 8.375%, due 12/20/03                              1,981,563      1,910,000
         Banco Rio De La Plata S A DTD           BBB-, 8.750%, due 12/15/03                               823,000        798,000
         Bank Hawaii Subordinated Note           A-, 6.875%, due 06/01/03                               3,015,000      3,065,100
         Carnival Corporation Notes              A-, 6.150%, due 10/01/03                               2,953,842      2,965,260
         Chase Manhattan Corp
         Subordinated Note                       6.50%, due 1/15/09                                     1,996,160      1,974,680
         Connecticut Light & Power Co.
          First Mtge                             BB+, 7.750%, 6/1/02                                      698,110        714,427
         Diamond Shamrock Inc.                   7.650%, due 7/1/26                                     1,996,900      2,196,920
         Enron Corporation Senior
           Subordinated Note                     6.750%, due 07/01/05                                   3,966,680      4,048,200
         FirstBank Puerto Rico
           Subordinated Note                     BB+, 7.625%, due 12/20/05                                733,118        727,928
         Hertz Corporation Senior Notes          A, 6.375%, due 10/15/05                                1,004,610        984,950
         Loewen Group International Inc.         BB+, 6.700%, due 10/01/99                                499,075        501,000
         Nabisco Incorporated Notes              BBB, 6.700%, due 06/15/02                              3,969,200      4,051,360
         Philadelphia Electric Co First
           and Refunding Mtg                     BBB+, 5.625%, due 11/01/01                               960,280        978,200
         Soloman Smith Barney Holding Inc.       A-, 7.000%, due 3/15/07                                  498,795        513,990
         Tenet Healthcare Corporation            BB, 8.000%, due 1/15/05                                1,491,375      1,526,250
         Williams Holdings of Delaware           BBB-, 6.250%, due 2/1/06                               3,979,159      3,954,080
                                                                                                     ------------   ------------

            Corporate Bonds                                                                            34,367,227     34,811,345
                                                                                                     ------------   ------------
        Foreign Corporate Bonds:
          Coca Cola FEMSA                        8.950%, due 11/1/06                                      497,250        515,000
          United Mexican States Global Bonds     9.875%, due 1/15/07                                    1,065,000      1,044,500
                                                                                                     ------------   ------------
            Foreign Corporate Bonds                                                                     1,562,250      1,559,500
                                                                                                     ------------   ------------

        Total Corporate Bonds                                                                          35,929,477     36,370,845
                                                                                                     ------------   ------------

        Corporate Medium Term Notes:
         NM General Motors Acceptance            6.625%, due 9/19/02                                    3,996,400      4,038,400
         NationsBank Subordinated Note           A, 6.200%, due 8/15/03                                 1,006,540        998,700
                                                                                                     ------------   ------------

       Corporate Medium Term Notes                                                                      5,002,940      5,037,100
                                                                                                     ------------   ------------





                                                                                                              Schedule I
                                                                                                              Page 2 of 4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                                   Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower             Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party           (c)   Number of Shares                                       (d)Cost (e)Current Value
          ---------------------------              ---------------------------------------------------       ----    -------------

          Common Stocks:
           AllState Corporation                             40,000 shares                                1,706,400    3,620,000
           American Standard Companies Incorporated         65,000 shares                                3,100,718    2,490,280
           Belden Incorporated                              70,000 shares                                2,450,240    2,467,500
           Berkley W R Corp                                 65,000 shares                                2,260,503    2,851,875
           Birmingham Steel Corporation                     120,000 shares                               1,923,225    1,890,000
           Carnival Corporation                             60,000 shares                                1,386,992    3,322,500
           Coastal Corporation                              50,000 shares                                2,362,416    3,096,850
           Computer Association International Inc           60,000 shares                                1,749,117    3,180,000
           Diageo PLC SPSD ADR                              75,000 shares                                2,334,483    2,840,625
           El Paso Natural Gas Company                      47,500 shares                                4,489,053    3,158,750
           Federal National Mortgage Association            50,000 shares                                1,054,513    2,853,100
           Fruit of the Loom, Inc                           105,000 shares                               3,011,439    2,690,625
           General Electric Company                         40,000 shares                                  767,642    2,935,000
           Glaxo Wellcome PLC England                       60,000 shares                                1,456,231    2,872,500
           Harrah's Entertainment Incorporated              135,000 shares                               2,517,361    2,548,125
           Imperial Chemical Industries PLC                 50,000 shares                                2,614,540    3,246,850
           Kansas City Southern Industries, Inc             100,000 shares                               1,855,814    3,175,000
           Masco Corporation                                60,000 shares                                1,770,074    3,052,500
           McDonalds Corporation                            60,000 shares                                2,826,706    2,865,000
           Nike Inc                                         65,000 shares                                3,040,823    2,539,030
           Nokia Corporation                                40,000 shares                                1,847,082    2,780,000
           PennCorp Financial Group Inc                     80,000 shares                                2,705,188    2,854,960
           Provident Cos Inc                                90,000 shares                                2,435,310    3,476,250
           Reynolds & Reynolds Co                           145,000 shares                               2,989,786    2,673,365
           SPX Corporation                                  45,000 shares                                2,633,196    3,105,000
           Sun International Hotels Ltd                     75,000 shares                                2,753,751    2,821,875
           Sunbeam Corporation                              72,500 shares                                2,820,116    3,063,125
           Tenneco Inc                                      60,000 shares                                  434,911    2,370,000
           Transamerica Corp                                30,000 shares                                2,069,844    3,195,000
           Travelers Group Inc                              65,000 shares                                1,400,497    3,501,875
           Union PAC Corp                                   45,000 shares                                2,800,800    2,818,125
           Unocal Corp                                      70,000 shares                                2,820,444    2,716,840
           Varian Associates Inc Delaware                   55,000 shares                                2,913,422    2,780,910
           Wal Mart Stores Inc                              80,000 shares                                2,013,404    3,154,960
           Weyerhaeuser Co                                  50,000 shares                                2,173,067    2,453,100
           Williams Companies Delaware                      65,000 shares                                1,516,451    1,852,500
           YPF Sociedad Anon American Depository Receipts   90,000 shares                                1,762,791    3,076,830
                                                                                                       -----------  -----------
              Common Stocks                                                                             82,768,350  106,390,825
                                                                                                       -----------  -----------


           Total Fully Managed Fund                                                                    147,819,923  172,624,993
                                                                                                       -----------  -----------

                                                                                                              Schedule I
                                                                                                              Page 3 of 4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                           Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower     Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party     (c)                Number of Shares                        (d)Cost   (e)  Current Value
          -------------------------         ----------------------------------------------------     ----        -------------

    EQUITY INDEX FUND:
    Temporary Investment:
 *    Merrill Lynch Trust Company,
      Merrill Lynch
      CMA Money Fund                        par $1   307,172   shares                     $       307,172              307,172
    Common/Collective Trust:
 *    Merrill Lynch Trust Company,
      Merrill Lynch
      Equity Index Trust -- Tier III        par $1  3,077,775 shares                          138,136,902          204,435,048
                                                                                          ---------------          -----------
    Total Equity Index Fund                                                                   138,444,074          204,742,220
                                                                                          ---------------          -----------

    CORE FIXED INCOME FUND:
    Temporary Investments:
 *    Merrill Lynch Trust Company,
      Merrill Lynch
      CMA Money Fund                        par $1    291,906 shares                             291,906               291,906
                                                                                          --------------           -----------
 *
         Temporary Investments                                                                   291,906               291,906
                                                                                          --------------           -----------

    Treasury Securities:
      United States, U. S. Treasury Note    AAA, 5.750%, due 10/31/00                            598,184               600,750
      United States, U S. Treasury Note     AAA, 6.500%, due 10/15/06                          1,032,188             1,047,030
                                                                                          --------------           -----------
         Treasury Securities                                                                   1,630,372             1,647,780
                                                                                          --------------           -----------
     U.S. Government Agency Obligations:
      Federal Home Loan Mortgage
      Corporate Callable
      Debenture                             6.500%, due 04/01/12                                 756,382               774,010
      Government National
      Mortgage Association                  6.500%, due 03/15/26                                 186,656               190,443
      Government National
      Mortgage Association                  7.000%, due 12/01/27                                 696,790               698,627
                                                                                          --------------           -----------
      Total U.S. Government Agency Obligations                                                 1,639,828             1,663,080
                                                                                          --------------           -----------

    Other Notes and Bonds:
      Assets Backed Securities:
      First Sierra Receivables              6.350%, due 12/10/01                                 499,765               499,765

      U S Corporate Medium Term Note:
      Federal National
      Mortgage Association                  AAA, 6.210%, due 11/07/07                            496,225               501,955
      Federal National
      Mortgage Association                  6.400%, due 12/26/07                                 622,019               623,438
                                                                                          --------------           -----------
    Total Other Notes & Bonds                                                                    118,244             1,125,393
    Total Core Fixed Income Fund                                                          --------------           -----------
                                                                                               5,180,115             5,227,924
                                                                                          --------------           -----------

    SPECIAL VALUE FUND:
    Investment in Registered Securities:
 *    Merrill Lynch Asset Management,
      Merrill Lynch
      Special Value Fund, Inc.-- Class A    par $0.10   2,445,065 shares                      47,955,430            47,823,705
                                                                                          --------------           -----------

    GLOBAL ALLOCATION FUND:
    Investment in Registered Securities:
 *    Merrill Lynch Asset Management,
      Merrill Lynch
      Global Allocation Fund, Inc. -- Class A  par $0.10  2,710,431 shares                   40,625,940             38,382,882
                                                                                           ------------            -----------

    INTERNATIONAL EQUITY FUND:
    Investment in Registered Securities:
 *    Merrill Lynch Asset Management,
      Merrill Lynch
      International Equity Fund -- Class A    par $0.10   804,628 shares                      9,020,211             7,018,720
                                                                                           ------------           -----------


    LOANS DUE FROM PARTICIPANTS (interest rates vary from 6.0% to 11.5%)                     81,231,536            81,231,536
                                                                                           ------------           -----------
                                       22



                                                                                                              Schedule I
                                                                                                              Page  4  of  4
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                                 Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower           Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party        (c)               Number of Shares                          (d)Cost  (e)  Current Value
          ---------------------------           ----------------------------------------------------     ----        -------------

         THE SOUTHERN COMPANY STOCK FUND--PARTICIPANT DIRECTED PORTION:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                         par $1      1,042,308 shares                       1,042,308         1,042,308
         Common Stock:
 *         The Southern Company, The Southern
           Company Common Stock                   par $5    26,757,788 shares                      459,447,178       692,357,490
                                                                                                   -----------       -----------
         Total Southern Company Stock Fund
         -- Participant Directed Portion                                                           460,489,486       693,399,798
                                                                                                   -----------       -----------


         THE SOUTHERN COMPANY STOCK FUND--
         NON-PARTICIPANT DIRECTED PORTION:
         Temporary Investment:
 *         Merrill Lynch Trust Company,
           Merrill Lynch
           CMA Money Fund                         par $1    1,231,844 shares                   $    1,231,844    $    1,231,844

         Common Stock:
 *         The Southern Company,
           The Southern Company
           Common Stock                           par $5   31,670,676 shares                      538,401,493       819,478,743
                                                                                               --------------    --------------
         Total Southern Company Stock Fund
         --Non-Participant Directed Portion                                                       539,633,337       820,710,587
                                                                                               --------------    --------------

         TOTAL INVESTMENT OF ALL FUNDS                                                         $1,580,044,445    $2,180,805,803
                                                                                               ==============    ==============




(NOTE) The last sale price (New York Stock Exchange composite transactions) for The Southern Company common stock on May 15, 1998 was $25.6250 as compared to a price of $25.875 on December 31, 1997.



*  Represents a party-in-interest to the Plan.

          The accompanying notes are an integral part of this schedule.

                                                                                                                   Schedule II

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                       (h)   Current
                 (b) Description of asset                                                                 value of asset
(a) Identity of     (include interest rate and  (c)Purchase (d)Selling (e)Lease (f)Expense (g) Cost of   on transaction
    party involved  maturity in case of a loan)     price       price     rental   incurred     asset        date      (i)Net gain
    --------------  ---------------------------    ---------  ----------  ------  --------   ----------  -------------  -----------

    Merrill Lynch  Merrill Lynch Retirement
    Trust Company  Preservation Trust
    of Florida        823 transactions        $54,147,693
                      908 transactions                       $50,779,151                  $50,779,151                 $        0

    Merrill Lynch  Merrill Lynch Pending
    Trust Company  Settlement Fund
    of Florida        253 transactions       101,765,935
                      250 transactions                       98,658,601                    98,658,601                          0

    The Southern    Common stock
    Company           789 transactions       240,801,769             -      -        -              -            -             -
                      1,062 transactions               -   312,219,310      -        -    240,801,769  312,219,310    71,417,541



                                       24



          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                             THE SOUTHERN COMPANY
                                             EMPLOYEE SAVINGS PLAN





                                             /s/ Chris Womack
                                             Chris Womack, Chairman
                                             Savings Plan Committee


June 26, 1998